UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2022

Commission File Number: 001-15128

United Microelectronics Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

No. 3 Li Hsin Road II Science Park Hsinchu, Taiwan, R.O.C.
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: May 24, 2022	By:	Chitung Liu
	Name:	Chitung Liu
	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	CONSOLIDATED FINANCIAL STATEMENTS